

December 13, 2022

King Yip Cheng
Chairman, Executive Director and Chief Executive Officer
Roma Green Finance Limited
Flat 605, 6/F., Tai Tung Building
8 Fleming Road
Wanchai, Hong Kong

        Re: Roma Green Finance Ltd
              Amendment No. 2 to Draft Registration Statement on Form F-1
              Submitted November 18, 2022
              CIK No. 0001945240

Dear King Yip Cheng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 18, 2022

Explanatory Note, page i

1.   We note the use of a public offering prospectus and a resale prospectus. Please revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to your operations in Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

2.   Please revise your explanatory note to define "Pre-IPO Investors" and revise your disclosure, as necessary, to consistently use this term when referencing the relevant offering and shareholders.

Cover Page, page ii

3.   We note your response to comment 4, including revisions to the cover page and reissue in part. Please revise this section to provide a cross-reference to the consolidated financial statements.

4.   We note your response to comment 5, including providing a cross-reference to the section of prospectus titled "Dividends and Dividend [sic] Policy" and reissue. Please revise the Prospectus Summary to state that you have no cash management policies or procedures and revise your cover page to provide a cross-reference to this discussion found in the Prospectus Summary.

Prospectus Summary
Recent Regulatory Development in the PRC, page 16

5.   We note your response to comment 9 and reissue in part. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from PRC and Hong Kong authorities to operate your business. Please separately indicate whether you are covered by permissions requirements from the CSRC, CAC or any other governmental agency to offer the securities being registered in this registration statement to foreign investors. Your current disclosure speaks only to potential future permissions or approvals. Please also revise your disclosure here to clearly state that you may inadvertently conclude that such permissions or approvals from the PRC or Hong Kong authorities are not required, or that applicable laws, regulations or interpretations may change such that you may be required to obtain such permissions or approvals in the future.

Risk Factors
Risk Related to Our Securities and This Offering
Our Pre-IPO Investors have purchased their shares at a price less than..., page 32

6.   Please revise this risk factor to state clearly that the resale by certain selling shareholders may cause the market price for your ordinary shares to decline. We note that you currently state that the trading price may be "impacted" to the detriment of participants in this offering.

General

7.   Where you discuss the Statement of Protocol Agreement between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance, please also disclose that the PCAOB will be required to reassess its determinations by the end of 2022.

8. We note that the Resale Prospectus cover page includes a placeholder for a fixed price and indicates that the shareholders will sell their shares at the IPO price, and they will sell at market prices or privately negotiated prices after the IPO. However, we also note the disclosure stating that no sales of the shares covered by the prospectus will occur until the shares begin trading on Nasdaq. Please clarify whether resales will be permitted prior to completion of the IPO and the Nasdaq listing. If so, confirm that you will specify prior to effectiveness the fixed price at which, or price range within which, selling shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the selling stockholders will not make any sales until the shares are listed on a national securities exchange, and revise the Resale Prospectus cover page to remove the reference to a fixed price. Please also revise the Resale Prospectus cover page to state that the offering is contingent on approval of the Nasdaq listing, to the extent accurate.

You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Celia Velletri